SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated 5 December 2002

AngloGold Limited
(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

     Enclosure[s]

     RESULTS OF THE GENERAL MEETING OF SHAREHOLDERS HELD ON 5 DECEMBER 2002

     Memorandum and Articles of Association filed as an EXHIBIT under 6-K on 12 November 2002 at 09:34 under Assession Number: 0001156973-02-000757

SIGNATURES

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold”)
ISIN: ZAE000014601
JSE Share Code: ANG

•	RESULTS OF GENERAL MEETING

•	REMAINING SALIENT DATES FOR ODD-LOT-OFFER AND SUB-DIVISION OF ORDINARY SHARES

1.	RESULTS OF GENERAL MEETING

Shareholders are advised that, at the general meeting of AngloGold held on Thursday, 5 December 2002, all the special and ordinary resolutions, as specified in the notice of meeting dated 11 November 2002, were passed by the requisite majority of shareholders.

All special resolutions passed at the general meeting have been submitted to the Registrar of Companies for registration. Subject to the registration of the special resolutions by the Registrar of Companies:

•	the new Memorandum and Articles of Association will be adopted;

•	the odd-lot offer and the sub-division of ordinary shares will take effect on the dates as detailed below.

2.	REMINDER OF REMAINING SALIENT DATES

The remaining salient dates for the implementation of the odd-lot offer and sub-division of ordinary shares are set out below:

2002

Circular containing a second form of surrender posted to shareholders on	Monday, 9 December

Shares applied for in terms of the odd-lot offer may be traded from	Friday, 13 December

Election period for the odd-lot offer closes (and forms of election to be received by) 16:00 on	Friday, 20 December

Date to determine those shareholders, who were also recorded in the register on Tuesday, 19 November 2002, entitled to participate in the odd-lot offer at the close of business on (see Note 3)	Friday, 20 December

Implementation of the odd-lot offer takes effect after close of business on	Friday, 20 December

Results of the odd-lot offer published in the South African press on Tuesday, 24 December 2002 and released on all relevant stock exchanges’ news services on	Monday, 23 December

Safe custody accounts debited/credited and updated at Central Securities Depositing Participant (CSDP)/broker, in respect of shareholders holding dematerialised shares who accepted the odd-lot offer, on	Monday 23 December

2002

Cheques posted/electronic funds transfers effected in respect of certificated shareholders against surrender of existing document(s) of title pursuant to:

– the sale of odd-lot holdings in respect of certificated shares, or

– the election by eligible shareholders of the cash alternative

from	Monday, 23 December

Last day to trade in existing shares, prior to the sub-division taking effect at close of business on	Tuesday, 24 December

Shares will trade as new sub-divided AngloGold ordinary shares from	Friday, 27 December

2003

Record date for the sub-division	Friday, 3 January

New share certificates in respect of AngloGold ordinary shares (reflecting the sub-division) posted to shareholders who hold certificated shares against surrender of existing document(s) of title and new share certificates in respect of sub-divided AngloGold ordinary shares posted to shareholders who accepted the odd-lot offer from	Monday, 6 January

Safe custody accounts updated at CSDP/broker, in respect of shareholders holding dematerialised ordinary shares, on	Monday, 6 January

Notes:

1.	The odd-lot offer is not available to holders of AngloGold ADSs and CDIs and to shareholders whose registered addresses are, or who are located, in the United States or to shareholders who are U.S. persons. AngloGold has not registered and will not register under the U.S. Securities Act any AngloGold ordinary shares being offered or sold under the odd-lot offer. Therefore, these AngloGold shares may not be offered or sold in the United States or to U.S. persons, unless they are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Eligible odd-lot shareholders who wish to participate in the odd-lot offer will be asked to make certain representations and agree to the foregoing restrictions. They should carefully read the circular to shareholders dated 11 November 2002, the revised terms of odd-lot offer dated 12 November 2002 and the form of election before participating in the odd-lot offer. The odd-lot offer is not available to holders of AngloGold ordinary shares in book entry form through the Euroclear France system under Euroclear France securities code 12969.

2.	Any AngloGold ordinary shares purchased on the JSE Securities Exchange South Africa (JSE) after Tuesday, 12 November 2002 are not eligible to participate in the odd-lot offer.

3.	Any AngloGold shareholder who held an odd-lot at the close of business on Tuesday, 19 November 2002 and who does not hold that odd-lot at the close of business on Friday, 20 December 2002 will not be eligible to participate in the odd-lot offer.

4.	Dematerialised odd-lot shareholders are required to notify their duly appointed CSDP or broker of their odd-lot offer election in the manner and time stipulated in the custody agreement governing the relationship between an odd-lot holder and his/her CSDP or broker.

5.	The above dates and times are subject to change. Any changes will be published in the South African press and released on all relevant stock exchanges’ news services.

6.	All times shown are South African local times.

7.	Share certificates for pre-sub-divided shares may not be dematerialised/rematerialised between Friday, 13 December 2002 and Friday, 20 December 2002 (both days inclusive) and after Tuesday, 24 December 2002.

3.	CIRCULAR

A circular containing a second form of election and surrender in respect of the odd-lot offer and sub-division of ordinary shares, for use by shareholders who have not yet completed and returned, or who have not previously received, these forms, will be posted to AngloGold shareholders on Monday, 9 December 2002.

Johannesburg
5 December 2002

JSE Sponsor		Legal advisers
	Australia		South Africa

UBS Warburg	Freehills		Tabacks

United States of America and United Kingdom

Shearman & Sterling

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 5 December 2002	By:	/s/ C R Bull Name: C R Bull Title: Company Secretary